Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0472 F: +1 202.637.3593 cynthiabeyea@eversheds-sutherland.com

June 21, 2018
VIA EDGAR
Jay Williamson, Esq.
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Priority Income Fund, Inc.
Registration Statement on Form N-2
(File Nos. 811-22725 and 333-221434)

Dear Mr. Williamson:
On behalf of Priority Income Fund, Inc. (the “Fund”) set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on June 15, 2018 regarding the Fund’s letter in response to the Staff’s prior comments, filed on June 13, 2018 (the “Prior Response Letter”) and pre-effective amendment no. 1 to the Registration Statement on Form N-2 (File Nos. 811-22725 and 333-221434) filed on June 13, 2018 (the “Registration Statement”) and the prospectus contained therein (the “Prospectus”). References to the “Act” below refer to the Investment Company Act of 1940, as amended.

Where revisions to the Registration Statement are referenced in the Fund’s responses set forth below, such revisions have been included in pre-effective amendment no. 2 to the Registration Statement, which was filed with the SEC concurrently with this letter on June 21, 2018.

1.
(Prior Response Letter) Please note the continuing applicability of prior comment 1 regarding the need to inform common stock investors about the impact to them of your preferred share offering. This disclosure might include revised fee table information, leverage/asset coverage related disclosures, and the loss of voting power.

Response: The Fund acknowledges the Staff’s comment and advises the Staff that it will further update its common stock prospectus as needed.

2.
(Application NYSE Listing) Please exchange why “intend to apply” is used. It is unclear whether you have applied. Please confirm whether there is any uncertainty as to whether you will meet the listing standards at this point.

Response: The Fund acknowledges the Staff’s comment and advises the Staff that it phrased this disclosure because as of the filing of pre-effective amendment no.1 to the Registration Statement, the Fund had not yet submitted its listing application. The Fund advises the Staff that the Fund has had discussions with the NYSE with regard to the potential listing of its preferred stock shares and confirms that there is no uncertainty as to whether it will meet the listing standards for the NYSE and further advises the Staff that it has updated this disclosure.

3.	Please explain why the underwriters are not named on the cover or in the underwriting section. Also please file the missing exhibits, including the underwriting agreement, for Staff review.

Response: The Fund advises the Staff that as of the date the Fund filed pre-effective amendment no. 1 to the Registration Statement, the Fund had not yet engaged any firms to serve as underwriter in the contemplated offering. The Fund further advises the Staff that the underwriters are now named in pre-effective amendment no.2 and the Fund has filed the missing exhibits, including the underwriting agreement with pre-effective amendment no.2 to the Registration Statement

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June 21, 2018

4.	(page 11, recent events) Please explain what OTTI is for investors.

Response: The Fund has revised its disclosure to describe “OTTI” in plain English terms as a non-temporary impairment, which resulted in a realized loss on the investment in question.

5.	(page 12) What does “maximum number of shares that can be redeemed out of funds legally available” mean? How and where is this defined or described?

Response: The Fund advises the Staff that the maximum number of shares that can be redeemed out of funds legally available means as many shares as the Fund could redeem without violating its charter or Maryland law, which generally prohibits the Fund from distributing cash if such distribution would make the Fund insolvent. This concept is described in the section titled “The Offering” and again in the section titled “Description of the Series A Term Preferred Stock - Redemption”.

6.
(page 12) We note that you provide an estimate of your asset coverage ratio giving effect to the issuance based on the portfolio value as of December 31, 2017. Given the passage of time between December 31, 2017 and the offering, please note our expectation that you will evaluate the need to supplement this calculation to ensure that it is not misleading. We note disclosure on page 11 under "recent events" highlights two realized losses subsequent to year-end and it is unclear what impact these would have on your actual asset coverage ratio at closing of this offering. Please advise as appropriate.

Response: The Fund acknowledges the Staff’s comment and confirms that it has revised the estimate of its asset coverage ratio giving effect to the issuance based on its net asset value as a more recent date.

7.	(page 93) Please briefly explain to us why you are using a t+5 settlement date.

Response: The Fund advises the Staff that the t+5 settlement cycle was selected in order to ensure orderly settlement of the offering and to allow the parties sufficient time to gather the necessary closing deliverables, particularly given that this is the first of this type of offering conducted by the Fund. The Fund further advises the Staff that other offerings of similar securities by similar issuers have closed on a t+5 settlement cycle. For the foregoing reasons, the Fund believes that the longer than standard settlement cycle is appropriate.

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June 21, 2018

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0472 or Adam Park at (713) 470-6123.

Sincerely,

/s/ Cynthia R. Beyea
Cynthia R. Beyea

cc:    M. Grier Eliasek, Prospect Capital Management L.P.
Stanton Eigenbrodt, Stratera Holdings, LLC
Adam Park, Esq., Eversheds Sutherland (US) LLP